

May 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
        Issuer CIK: 0001100663
        Issuer File Number: 333-92935/811-09729
        Form Type: 8-A12B
        Filing Date: May 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of iShares 1-10 Year Treasury Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications